CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

September 28, 2010

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS RESPONDS TO

ENDEAVOUR SILVER ANNOUNCEMENT

Vancouver, BC – September 28, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") wishes to advise its shareholders that the planned take-over bid for Cream’s shares that was announced yesterday by Endeavour Silver (“Endeavour”) was unsolicited.  As previously announced, Cream has been engaged in negotiations with a number of parties in order to maximize shareholder value from its Nuevo Milenio silver-gold project.  Endeavour, which was one of those parties, is seeking to short-circuit that process.

Cream’s Board of Directors has formed a special committee of independent directors to review the proposed Endeavour bid, if and when it is made, in the context of its ongoing efforts with respect to Nuevo Milenio.  The Special Committee, with the assistance of its independent legal and financial advisors, will evaluate the available alternatives with a view to determining which course of action is in the best interests of Cream and fair to its shareholders.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements." within the meaning of applicable securities laws.   All statements in this release, other than statements of historical fact, that reference the proposed offer by Endeavour Silver Corporation and the process to be followed by the board and the special committee with the assistance of advisors are forward-looking statements.  Although the Company believes that the expectations expressed in such forward-looking statements are reasonable, there is no assurance that developments beyond the Company’s control will not result in the Company’s expectations regarding such matters proving to be incorrect..  Factors that could cause the Company’s expectations about the proposed takeover bid and the process to be followed by the Company to be inaccurate include the possibility that other potential offers will emerge that will require an adjustment to the process, that the Endeavour Silver offer will not be made, or that the Board or special committee will be unable for any reason not to follow or complete the process envisioned.